April 28, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Baytex Energy Corp.
Registration Statement on Form F-4
Filed April 7, 2023
File No. 333-271191

Ladies and Gentlemen:

Set forth below are the responses of Baytex Energy Corp. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2023, with respect to Registration Statement on Form F-4, File No. 333-271191, filed with the Commission on April 7, 2023. Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified.

Registration Statement on Form F-4

Unaudited Pro Forma Consolidated Financial Information, page 147

1.	We note that you refer to transactions contemplated by the Merger Agreement as “Transactions,” and transactions contemplated by the debt commitment letter as “Financing Transactions,” in describing the composition of your pro forma illustration and elsewhere in the filing. Please replace references to “Transactions” with “Merger Transactions” or another term that will similarly convey its nature and provide differentiation. Please revise your pro forma statement of position and pro forma statement of income to present adjustments for the Merger Transaction and the Financing Transaction(s) in separate columns and group your descriptions of pro forma adjustments in Notes 5 and 6 under corresponding subsection labels.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has replaced references to transactions contemplated by the Merger Agreement with “Merger Transactions” in the Pro Forma Consolidated Financial Information and throughout the remainder of the Amended Registration Statement. The Company has further revised the pro forma statement of position and pro forma statement of income and descriptions of pro forma adjustments in Notes 5 and 6 in response to the Staff’s comments.

Securities and Exchange Commission

April 28, 2023

2.	Although you present a column you label “Presentation conforming adjustments – IFRS”, you appear to have included certain adjustments to conform the pro forma financial information presented for Ranger to IFRS and Baytex accounting policies in the “Pro forma adjustments” column based on the descriptions in Note 5.a., 5.e. and 6.b. For example, it is unclear whether the adjustments included in Note 5.a., relating to the reversal of an impairment charge or a change in the discount rate on asset retirement obligations are Merger Transaction adjustments. All adjustments not directly related to the Merger Transaction or the Financing Transaction(s) should be presented in a separate column in your pro forma statement of financial position and pro forma statement of income. Please refer to Rule 11-02 of Regulation S-X, including the implementation guidance in Rule 11-02(b)(4) of Regulation S-X, and revise your presentation to include such adjustments in a separate column or in the “Presentation conforming adjustments – IFRS” column. In addition, include a separate column depicting Ranger's financial information prepared in accordance with IFRS and conforming to Baytex accounting policies preceding the Merger Transaction and Financing Transaction(s) columns.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its presentation of the pro forma adjustments in response to the Staff’s comments.

Note 4. Estimated Preliminary Purchase Equation, page 154

3.	We note your allocation of the purchase price to the fair value of net assets of Ranger includes an allocation of $213.3 million to working capital. Please revise to allocate this amount to the specific assets and liabilities included in the working capital amount.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 156 in response to the Staff’s comments.

4.	We note you have assigned fair value to a deferred income tax asset when allocating the purchase price consideration; however, it is not presented on the pro forma statement of position as it appears to have been fully offset by deferred tax liabilities as indicated in Note 4.E. Please expand Notes 4.E and 5.f. to quantify all components which make up the single adjustment to reduce deferred tax liabilities.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has expanded Note 4.e. on page 158 and Note 5.f. on page 160 to quantify all components which make up the single adjustment to reduce deferred tax liabilities.

General

5.	We note disclosure at page 109 in the Annual Report on Form 10-K filed by Ranger Oil Corporation for the fiscal year ended December 31, 2022 that the information required to be disclosed in Part III will be filed as an amendment to the Form 10-K within 120 days after the end of the fiscal year covered by the Annual Report on Form 10-K. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, for guidance.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises that Ranger Oil Corporation filed an amendment to its Annual Report on Form 10-K with the Commission on April 26, 2023 that includes the information required to be disclosed in Part III of Form 10-K.

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Securities and Exchange Commission

April 28, 2023

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

BAYTEX ENERGY CORP.

By:	/s/ Chad L. Kalmakoff
Name:	Chad L. Kalmakoff
Title:	Chief Financial Officer

Enclosures

cc:          Michael S. Telle, Vinson & Elkins L.L.P.